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Exhibit 99.4


                   TURBODYNE ANNOUNCES FINANCIAL PLAN
                  AND DIRECTORS WITHDRAWL FROM LAWSUIT

Carpinteria, California - May 10, 2001 - Turbodyne Technologies, Inc. [O.T.C.-Pink Sheets: TRBD} is pleased to announce that two of its directors, who were plaintiffs in a lawsuit against other Turbodyne directors and officers, have agreed to withdraw from the lawsuit. The board will work to improve Turbodyne's financial picture and to increase awareness in the automotive industry of our expertise in the field of charging engines. A group of shareholders of Turbodyne in Germany and a group in the United States have agreed that they will provide the company with funds of approximately $4,000,000.00 to enable the company to continue its' operation. The German investors and the American investors have provided and will continue to provide funds in several tranches over the next year. The investments by these investors will take the form of private placements with Turbodyne. These matching investments will greatly help the company while the company continues to seek additional capital for future research and development and ongoing expenditures.

The Turbodyne board has formed a committee, composed of board members, to address the concerns of Honeywell, with whom Turbodyne has a Development and Licensing Agreement. Turbodyne will respond to Honeywell's letter of April 4,2001 to reassure them that Turbodyne will be able to meet its' contractual obligations under the joint development agreement.

Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:
Kenneth Fitzpatrick - President and CEO at California Headquarters:
(800) 566-1130